Covington & Burling LLP One CityCenter, 850 Tenth Street, NW Washington, DC 20001-4956 T +1 202 662 6000

November 4, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Patrick Faller
Jan Woo

Re:	Adit EdTech Acquisition Corp.
Preliminary Proxy on Schedule 14A
Filed October 19, 2022
File No. 001-39872

Ladies and Gentlemen:

On behalf of Adit EdTech Acquisition Corp. (“Adit EdTech” or the “Company”), we are submitting this letter in response to a letter, dated November 1, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Preliminary Proxy on Schedule 14A filed with the Commission on October 19, 2022 (the “Preliminary Proxy”). The Company is concurrently filing Amendment No. 1 to the Preliminary Proxy (the “Amended Preliminary Proxy”), which includes changes to reflect responses to the Staff’s comments.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Preliminary Proxy, and page references otherwise correspond to the page numbers in the Preliminary Proxy. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Preliminary Proxy.

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

November 4, 2022

Preliminary Proxy on Schedule 14A Filed October 19, 2022

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in your pending business combination transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited if you are unable to consummate your pending business combination. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response to Comment 1: The Company respectfully acknowledges the Staff’s comment and advises the Staff that its sponsor is not, is not controlled by, and does not have substantial ties with a non-U.S. person, and that no person or entity associated with or otherwise involved in the pending business combination is, is controlled by, or has substantial ties with a non-U.S. person. The Company has revised the Amended Preliminary Proxy at pages 8 and 9 in response to the Staff’s comment.

2.

You disclose that the parties to the merger agreement are working to satisfy the conditions to complete the business combination. Please revise to describe these efforts in more detail. Disclose any recent events or negotiations that are material, including, for example, with respect to the amendment to the merger agreement that was entered into by the parties on October 17, 2022.

Response to Comment 2: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Preliminary Proxy at pages 3, 7, 8, 20 and 21 in response to the Staff’s comment.

3.

With a view toward disclosure, please advise whether you are subject to the excise tax provided in the Inflation Reduction Act of 2022 in connection with any redemptions of your common stock and how it may otherwise affect the consummation of your initial business combination or may hinder your ability to do so. Advise whether the excise tax may affect the cash available to complete a business combination (and/or cash available to the post-business combination company) or the amount of funds available in your trust account in the event of a liquidation.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

November 4, 2022

Response to Comment 3: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Preliminary Proxy at pages 23, 25 and 26 in response to the Staff’s comment.

Questions and Answers About the Special Meeting

Q: What vote is required to approve the Extension Proposal?, page 6

4.

Please disclose the number of public shares needed to approve the Extension Proposal if all shares are voted and if only the minimum number of shares representing a quorum are voted. Disclose, if known, whether the sponsor and your directors and officers are expected to vote any common stock owned by them in favor of the Extension Proposal.

Response to Comment 4: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Preliminary Proxy at pages 6, 7, and 29 in response to the Staff’s comment.

Interests of Certain Persons, page 24

5.

Please expand your discussion to include the conflicts of interest previously disclosed in your registration statement on Form S-4, as applicable, or advise. For example, revise to quantify the aggregate dollar amount of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors.

Response to Comment 5: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Preliminary Proxy at pages 30 and 31 in response to the Staff’s comment.

*****

Please contact me at (202) 662-5297 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Kerry S. Burke

Kerry S. Burke

Covington & Burling LLP

cc:	David L. Shrier, Adit EdTech Acquisition Corp.
Michael Riella, Covington & Burling LLP
Jack Bodner, Covington & Burling LLP
Brian K. Rosenzweig, Covington & Burling LLP